CENCOM CALBE INCOME PARTNERS II, L.P.
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In Thousands, Except Ratios)

Earnings                                1998         1997         1996         1995         1994
--------                               -----       ------       ------       ------       ------

Net Income (Loss)                      2,291       44,549       (1,447)      (2,293)      (5,256)
Fixed Charges                            405        1,329        2,842        3,455        3,158
                                       -----       ------       ------       ------       ------
Earnings                               2,696       45,878        1,395        1,162       (2,098)
                                       =====       ======       ======       ======       ======

Fixed Charges
Interest Expense                         350          944        2,835        3,373        3,153
Interest Element of Rentals                3            5            7            8            5
Amortization of debt costs                52          380            0           74            0
                                       -----       ------       ------       ------       ------
Total Fixed Charges                      405        1,329        2,842        3,455        3,158
                                       =====       ======       ======       ======       ======

Ratio of Earnings to Fixed Charges      6.66        34.52           --           --           --

(1) Earnings for the year ended December 31, 1996, 1995, and 1994 were insufficient to cover the $2,293, and $5,256, respectively. As a result of such deficiencies, the ratios are not present